GAIN Capital Holdings, Inc.
135 Route 202/206, Suite 11
Bedminster, NJ 07921
September 27, 2010
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 3010
Attention: Sonia Gupta Barros, Special Counsel

Re:	GAIN Capital Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 8, 2010
File No. 333-161632
Dear Ms. Barros,
          This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated January 27, 2010 (the “Comment Letter”). Submitted herewith for filing is the Amendment No. 5 (“Amendment No. 5”) to the Registration Statement referenced above (the “Registration Statement”).
          For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 5. Page numbers referred to in the responses reference the applicable pages of the Amendment No. 5.
Risk Factors, page 16
1.	Please expand your risk factor at the top of page 22 to state that you may also face regulatory risks related to your planned expansion of CFDs. Please also expand your first risk factor in the subsection “Risks Related to Regulation” on page 30 to state that to the extent your CFD business constitutes an offer or sale of securities, you would need to comply with the federal securities laws. Please also describe the impact this may have on your business.

Response: The Company has revised its disclosure in Amendment No. 5 on page 24 to provide additional disclosure and clarify that the Company does not offer CFDs in the United States or to persons resident in the United States. The Company has also expanded its disclosure in Amendment No. 5 to clarify that to the extent its CFD business constitutes an offer of sale of

Securities and Exchange Commission
September 27, 2010

securities in the jurisdiction in which the Company offers such products, the Company complies with securities laws in these jurisdictions.
Compensation Discussion and Analysis, page 115
Base Compensation, page 117
2.	We note your response to our prior comment 5 and reissue that comment. Please provide more specific disclosure as to how you arrived at the base compensation level for 2008. See Item 402(b)(1)(v) of Regulation S-K that requires you to describe how you have determined the amount for each element to pay. Please describe the specific determinations that resulted in the increased salaries of 63.0%, 17.0% and 0.0% for Messrs. Stevens, Calhoun and O’Sullivan, respectively, in 2008. For example, how was it determined to increase Mr. Stevens’ base compensation by 63.0% while Mr. Calhoun only received a 17.0% increase? Was the 63% increase in base compensation, for Mr. Stevens, offset by a corresponding decrease in other parts of Mr. Stevens’ total target compensation? Please also disclose, if true, that the “informational benchmarking” you refer to on pages 117 and 119 was the executive compensation benchmarking disclosed on page 116 conducted by Fredric Cook.

Response: The Company has revised its disclosure in Amendment No. 5 to reflect 2009 compensation. The Company acknowledges the Staff’s comment and has expanded its disclosure in Amendment No. 5 to reflect the Staff’s comments to Base Compensation.
Annual Incentive Compensation, page 117
3.	We note your response to our prior comment 6 and reissue that comment. Please provide detailed disclosure regarding the process by which it was decided to pay your NEOs these incentive bonuses in 2008. For example, what factors led you to decide to pay Messrs. Stevens, Calhoun, O’Sullivan and Lyons aggregate bonuses of $2,302,000, $440,000, $968,000 and $193,000, respectively? What is the correlation between these incentive bonus amounts and the achievement of the annual revenue level targets (target of $167.5 million, actual $190.8 million) and the achievement of annual EBITDA level targets (target of $73.7 million, actual $91.9 million)? Please also disclose how the amounts of total cash compensation targets, which you state were based on both revenue and EBITDA target achievement, were decided upon. For example, what factors did the compensation committee consider when deciding upon total cash compensation targets? Finally, please reconcile your statement in your response letter dated January 8, 2010 in which you state that the bonuses paid in excess of target were paid at the discretion of your compensation committee with your disclosure in the prospectus which does not mention your discretionary bonuses.

Response: The Company has revised its Compensation Discussion and Analysis disclosure in Amendment No. 5 to reflect 2009 compensation. The Company acknowledges the Staff’s comment and has expanded its disclosure in Amendment No. 5 to reflect the Staff’s comments to Annual Incentive Compensation.
Long-Term Incentive Compensation, page 116
4.	We note your response to our prior comment 7 and reissue that comment. Please expand your disclosure to provide a discussion of the long-term awards made to each named executive officer and the factors and performance considerations that lead to such awards. Please disclose the

Securities and Exchange Commission
September 27, 2010

specific factors that the board of directors considered when determining equity grants for 2008. For example, the summary compensation table appearing on page 121 discloses that Mr. Stevens received a stock award of $1.2 million in 2008, but discussion of such long-term incentive compensation does not appear in the prospectus. Please revise accordingly. Please also discuss if your informal benchmarking indicated that your executive compensation was above or below the average of comparable companies and specifically how the compensation committee used this data when establishing the 2008 compensation packages provided to your executives. For example, did your compensation committee set compensation above or below the average of comparable companies and what were the reasons for such a decision?

Response: The Company has revised its Compensation Discussion and Analysis disclosure in Amendment No. 5 to reflect 2009 compensation. The Company acknowledges the Staff’s comment and has expanded its disclosure in Amendment No. 5 to reflect the Staff’s comment to Long-Term Incentive Compensation.
***
The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to this filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Henry C. Lyons

Henry C. Lyons
Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., DLA Piper LLP (US)